

July 29, 2013

Via E-mail
Thomas L. Schilling
Executive Vice President and Chief Financial Officer
Lender Processing Services, Inc.
601 Riverside Avenue
Jacksonville, FL 32204

   Re: **Lender Processing Services, Inc**.
      Form 10-K for the fiscal year ended December 31, 2012
      Filed February 25, 2013
      File No. 001-34005

Dear Mr. Schilling:

   We have reviewed your response dated July 17, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2012

Item 8. Financial Statements and Supplementary Data

Note (15) Employee Benefit Plans, page 71
Stock Option Plans, page 71

1. We note your response to comment 3 in our letter dated June 18, 2013 and that you continue to use the simplified method in determining the expected life of options because you do not have historical option exercise experience. Please supplement your response by telling us what consideration was given to using data from other sources, such as industry averages or published academic research to adjust or supplement your data such that the simplified method is still appropriate in your situation. See FASB ASC 718-10-55 and SAB Topic 14:D.2.

<u>Note (19) Consolidating Financial Information, page 77</u>

2. We note your response to comment 4 in our letter dated June 18, 2013. Please revise your disclosure to state, if true, that the guarantor subsidiaries are 100% owned by you. See paragraph (i)(8) of Rule 3-10 of Regulation S-X.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3377 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief

cc: Chris Breakiron